Exhibit 99.1

Scotiabank to Establish an Automatic Share Repurchase Plan

TORONTO, July 8, 2014 – The Bank of Nova Scotia (“Scotiabank”) (TSX, NYSE: “BNS”) today announced that it intends to establish an automatic share repurchase plan under which its broker, Scotia Capital Inc., will repurchase Scotiabank Common Shares pursuant to its normal course issuer bid that was announced on May 27, 2014. The actual number of Common Shares purchased under the automatic repurchase plan, the timing of purchases and the price at which the Common Shares are bought will depend upon future market conditions. Any purchases will be made at the prevailing market price of the Common Shares and will be subject to a maximum daily purchase volume of 462,026 Common Shares except as otherwise permitted under the TSX normal course issuer bid rules.

Scotiabank is a leading financial services provider in over 55 countries and Canada's most international bank. Through our team of more than 86,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including personal and commercial banking, wealth management, corporate and investment banking to over 21 million customers. With assets of $792 billion (as at April 30, 2014), Scotiabank trades on the Toronto (BNS) and New York (BNS) Exchanges. Scotiabank distributes the Bank's media releases using Marketwired. For more information please visit www.scotiabank.com.